UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

February 2, 2006 (February 2, 2006)

Date of Report (Date of earliest event reported)



VINEYARD NATIONAL BANCORP

(Exact name of registrant as specified in its charter)

California	000-20862	33-0309110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9590 Foothill Boulevard, Rancho Cucamonga, California	91730
(Address of principal executive offices)	(Zip Code)

(909) 987-0177

(Registrant's telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On February 2, 2006, Vineyard National Bancorp announced by press release its earnings for the three months and year ended December 31, 2005. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(a)   Not applicable
(b)   Not applicable.
(c)   The following exhibit is included with this Report:

Exhibit 99.1   Press release dated February 2, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINEYARD NATIONAL BANCORP

Date: February 2, 2006

By: */s/ Gordon Fong*

Gordon Fong
Executive Vice President and Chief Financial Officer

Exhibit 99.1

VINEYARD NATIONAL BANCORP

Press Release

Vineyard National Bancorp Reports Record Full-Year Earnings,
with Assets Exceeding $1.7 Billion

Rancho Cucamonga, Calif., Feb. 2, 2006 -- Vineyard National Bancorp (the "Company") (NASDAQ: VNBC), and its subsidiary Vineyard Bank (the "Bank"), today reported record earnings for the year ended December 31, 2005 of $18.9 million, or $1.89 per diluted share, compared with net earnings of $14.0 million, or $1.55 per diluted share, for the year ended December 31, 2004. The growth in earnings of $4.9 million represented an increase of 35% over the comparable period last year. Diluted earnings per share increased 22%, which produced a return on average common equity of approximately 21.1%.

Earnings for the quarter ended December 31, 2005 were $4.5 million, or $0.44 per diluted share, as compared to earnings of $4.1 million, or $0.43 per diluted share, for the comparable period in 2004, an increase of $0.4 million or approximately 10%. Net earnings for the fourth quarter of 2005 produced an annualized return on average common equity of approximately 19.2% for the period.

"The Company has just completed the fifth year of its strategic plan, and has seen the Bank emerge into a significant community bank within the southern California marketplace. Our initiatives have been built around organic growth and core relationships. During the recently completed fourth quarter, as well as the past six months, the Company has invested significant resources into growing the franchise for the next phase of its plan. These investments, principally in seasoned banking professionals and new banking centers, have had the effect of suppressing current period operating results. We believe that these investments will produce greater market expansion and franchise value as we enter 2006," stated Norman Morales, President and Chief Executive Officer. "Having grown by more than $1.6 billion during the past five years, through deliberate and methodical relationship management, we have a strong operating franchise that has effectively no goodwill or intangible assets. Management believes this is the most efficient form of franchise creation."

2005 OPERATING HIGHLIGHTS

- Growth in net earnings and earnings per share of 35% and 22%, respectively, to $18.9 million and $1.89 per diluted share.

- Total assets were $1.7 billion at year end 2005, an increase of $401.1 million, or 31% over the prior year end for 2004;

- Total loans, net of unearned income, were $1.4 billion at year end 2005, an increase of $346.1 million or 34% over the prior year end for 2004, after the sale or participation of $166.9 million in loans to other institutions;

- Asset quality remains solid, with only a minimal level of nonperforming assets at year end 2005;

- Total deposits were $1.3 billion at year end 2005, an increase of $311.5 million or 32% over prior year end for 2004;

- Between June 30, 2005 and December 31, 2005 annualized salaries increased by $2.6 million, principally related to increased customer relationship personnel;

- A new 45,000 square foot corporate and operations center was completed and occupied;

- New full-service banking centers in Irvine and San Diego opened;

- New loan production offices in Carlsbad and San Rafael opened.

OPERATING RESULTS

For the year ended December 31, 2005, the Company's net interest income before its provision for loan losses amounted to $67.5 million, or an increase of $14.5 million and 27%, as compared with the same period in 2004. These results produced a net interest margin of 4.47% for the period, a decrease from the 4.72% level for the comparable period in 2004.

For the quarter ended December 31, 2005, the Company's net interest income before its provision for loan losses amounted to $18.8 million, or an increase of $4.0 million and 27%, as compared to the same period in 2004. These results produced a net interest margin of 4.57% for the period, a slight increase as compared to the second and third quarters of 2005, though a slight decrease from the 4.64% level for the comparable period in 2004.

Other operating income for the year ended December 31, 2005 was $5.3 million, or 3% less than the same period in 2004. Revenue related to the Company's SBA loan sales was $2.9 million, relatively unchanged as compared to the same period in 2004. Revenue from fees and service charges on depository accounts was $1.4 million, or a decrease of $0.4 million or 21% as compared with the same period in 2004. The decrease was principally attributed to an increase in the earnings credit rates for clients who maintain deposit balances to offset banking services.

For the quarter ended December 31, 2005, the Company's other operating income was $1.1 million, or 20% less than the same period in 2004. Revenue related to the Company's SBA loan sales was $0.5 million, or 17% less than the same period in 2004. Revenue from fees and service charges on depository accounts was $0.2 million or a decrease of $0.2 million or 45% as compared with the same period in 2004. During the fourth quarter of 2005, the Company experienced higher levels of SFR construction payoffs than expected, which consequently impacted the levels of loans for sale or participation with other institutions, and the fees related therein.

Total net revenues (net interest income before provision for loan losses and other operating income) for the year ended December 31, 2005 was $72.8 million, an increase of $14.4 million, or 25%, as compared to the same period in 2004. Total net revenues (net interest income before provision for loan losses and other operating income) for the quarter ended December 31, 2005 was $19.9 million, an increase of $3.7 million, or 23%, as compared to the same period in 2004.

The Company's continuing efforts to balance the composition of its loan portfolio, together with servicing the existing product lines introduced during the previous five years, has enabled its earning assets to grow while effectively minimizing interest rate sensitivity. During 2005, commercial income property, multi-family (apartment) financings, and SFR coastal construction accounted for more than two-thirds of the net increase in the loan portfolio growth, followed by lesser increases in residential tract housing construction, commercial/business and consumer lending.

All of these products have assisted the Company in expanding and diversifying its earning-asset base, which helped increase total assets to a level of $1.7 billion as of December 31, 2005. Total assets were $1.3 billion at December 31, 2004, and $0.9 billion at December 31, 2003.

The Company's growth in its loan portfolio for the year ended December 31, 2005 produced an increase of $346.1 million, or 34%, bringing loans, net of deferred fees and costs outstanding to $1.4 billion. Loans, net of deferred fees and costs outstanding at December 31, 2004 were $1.0 billion. For the quarter ended December 31, 2005, total loans increased $71.5 million, net of unearned income, loan sales and participations over the amounts reported at the end of the third quarter of 2005.

As previously announced in late 2004, the Company initiated a program of loan participations with other community and regional banks in order to create additional liquidity and servicing income, balance certain geographic and product concentrations, and support borrower relationships with increasing credit requirements. The Company completed participations and sales amounting to $166.9 million and $25.3 million for the full year 2005 and the fourth quarter, respectively.

Credit quality continues to remain strong, with minimal nonperforming loans at December 31, 2005, and net charge-offs for the full year of 2005 as a percentage of average gross loans at 0.07% and 0.01% respectively. Both of these credit quality measurements compare favorably to the Western peer group of similarly sized banks.

The Company's continued growth of its loan portfolio necessitated a provision for loan losses in the amount of $1.9 million for the full year ended December 31, 2005, compared to $4.9 million for the same period in 2004. This contributed to the increase of the allowance for loan losses to $13.8 million, or 1.0% of gross loans outstanding at quarter end. The Company reclassified the off-balance sheet portion of the allowance for loan losses to reserve for unfunded loan commitments, principally related to undisbursed construction commitments. The reserve for unfunded loan commitments was $1.3 million as of December 31, 2005. This reserve is recorded in "other liabilities" on the Company's Consolidated Balance Sheet and the related expense is recorded in the Company's Consolidated Statement of Earnings under "other operating expenses." The aggregate amount of reserves for loan losses is $15.1 million, or 1.1% of gross loans at December 31, 2005.

For the quarter ended December 31, 2005, the Company's provision for loan losses and provision for unfunded loan commitments were $0.5 million and $0.3 million, respectively. The Company will continue to build the allowance for loan losses in the future as it expands its loan portfolio both in size and diversity of product lines.

For the year ended December 31, 2005, total deposits increased by $311.5 million, or 32%, to $1.3 billion, as compared to year-end 2004's level of $965.5 million. For the quarter ended December 31, 2005, total deposits increased $156.4 million over the amounts reported at the end of the third quarter of 2005. With the growth of the Company's earning-asset base, the focus on core deposit growth within the eleven community banking centers has increased with significant additions in relationship and business development personnel. The Company's demand deposits increased by approximately $27.2 million during the full year of 2005, or 21%, bringing the total amount of demand deposits to approximately $154.7 million at December 31, 2005.

The Company's cost of deposits, for the year ended December 31, 2005, of approximately 2.6% represented an increase from the levels experienced over the past four years, which in part is related to recent increases in market interest rates as well as competition for deposits. The composition of the deposit portfolio has also changed modestly over this time period, with a higher proportion in more costly time and money market accounts. The Company's average community banking center now has deposits in excess of $115.0 million, which allows the Company to leverage the facilities and personnel commitments to the advantage of the banking relationships. Continued focus will be centered on the recruitment of senior relationship personnel to fill in contiguous market opportunities.

Total operating expenses for the year ended December 31, 2005 were $38.7 million, an increase of $8.8 million or 29% over the same period in 2004. For the quarter ended December 31, 2005 total operating expenses were $12.0 million, an increase of $3.5 million or 40% over the same period in 2004. The Company has added significant resources to its operating areas in customer relationship management and business development, information technology, and credit administration to support the growth realized over the past years. This has, in turn, increased the costs associated with salaries, cash incentives and benefits for the full year of 2005 to $21.8 million, representing 56% of total operating costs. The Company has also increased expenditures related to marketing, branding and business development especially in support of its new banking centers. Other operating expenses include professional fees and costs related to audit and SOX compliance.

The Company's efficiency ratio, which measures the relationship of total operating expenses to total operating income, was 53% for the full year of 2005, as compared with 51% for the same period in 2004. For the fourth quarter of 2005, the Company's efficiency ratio was 60% as compared with 53% for the same period in 2004, impacted by the items mentioned earlier.

For the full year of 2005, the Company's income tax provision was $13.3 million as compared to $9.7 million in the same period in 2004, producing an effective income tax rate of 41.2%. The Company's fourth quarter 2005 income tax provision was $2.9 million, as compared to $2.8 million in the same period in 2004.

The Bank continues to be "well-capitalized" pursuant to the guidelines established by regulatory agencies. To be considered "well-capitalized" an institution must have total risk-based capital of 10% or greater, and a leverage ratio of 5% or greater. The Bank's total risk-based and leverage capital ratios were 13.1% and 11.7% at December 31, 2005, respectively.

As a continuing component to its Shareholders' Relations Program, the Company has prepared a presentation describing its operating performance and strategies. The presentation may be accessed at www.vnbcstock.com.

The Company operates the Bank, a community bank principally located in the Inland Empire region of Southern California. The Bank operates eleven full-service branches located in Rancho Cucamonga, Chino, Corona, Crestline, Diamond Bar, Irvine, Irwindale, Lake Arrowhead, La Verne, Manhattan Beach, and San Diego, in addition to loan production offices in Anaheim, Carlsbad and San Rafael. Shares of the Company's common stock are traded on the NASDAQ National Market System under the ticker symbol VNBC.

This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently unreliable and actual results may vary. Factors which could cause actual results to differ from these forward-looking statements include changes in the competitive marketplace, changes in the interest rate environment, economic conditions, outcome of pending litigation, risks associated with credit quality and other factors discussed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Shareholder Relations:
1260 Corona Pointe Court, Corona, California 92879 Tel: (951) 271-4232 Fax: (951) 278-0041, Email address: shareholderinfo@vineyardbank.com

VINEYARD NATIONAL BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share amounts)

	December 31, 2005 (unaudited)		December 31, 2004 (audited)		$ Change		% Change
Assets							
Loans	$ 1,373,099	$	1,027,037	$	346,062		34%
Less allowance for loan losses	(13,762)		(11,969)		(1,793)		15%
Net loans	1,359,337		1,015,068		344,269		34%
Investment securities	267,849		235,715		32,134		14%
Total Earnings Assets	1,627,186		1,250,783		376,403		30%
Cash and cash equivalents	28,630		22,551		6,079		27%
Premises and equipment, net	19,192		12,399		6,793		55%
Other assets	38,630		26,796		11,834		44%
Total Assets	$ 1,713,638	$	1,312,529	$	401,109		31%
Liabilities and Stockholders' Equity							
Liabilities							
Deposits							
Noninterest-bearing	$ 154,664	$	127,466	$	27,198		21%
Interest-bearing	1,122,348		838,080		284,268		34%
Total Deposits	1,277,012		965,546		311,466		32%
Federal Home Loan Bank advances and other borrowings	224,000		177,000		47,000		27%
Subordinated debentures	5,000		5,000		-		0%
Junior subordinated debentures	96,913		71,139		25,774		36%
Other liabilities	10,728		8,617		2,111		24%
Total Liabilities	1,613,653		1,227,302		386,351		31%
Stockholders' Equity							
Common stock equity	101,869		94,821		7,048		7%
Preferred stock equity	9,665		-		9,665		100%
Unallocated ESOP shares	(6,304)		(6,856)		552		-8%
Cumulative other comprehensive loss	(5,245)		(2,738)		(2,507)		92%
Total Stockholders' Equity	99,985		85,227		14,758		17%
Total Liabilities and Stockholders' Equity	$ 1,713,638	$	1,312,529	$	401,109		31%
Total non-performing loans/Gross loans	0.07% (1)		0.00% (1)				
Number of Shares of Common Stock Outstanding	9,159,203 (2)		9,289,947 (2)				
Net Book Value of Common Stock	$ 9.86	$	9.17				
Net Book Value of Common Stock, excluding other comprehensive loss	$ 10.43	$	9.47				

(1) Total non-performing loans includes non-accrual loans and accrual loans that are more than 90 days past due.

(2) Number of shares of common stock outstanding at December 31, 2005 and December 31, 2004 excludes

268,487 and 291,994 unallocated ESOP shares, respectively.

VINEYARD NATIONAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EARNINGS

(dollars in thousands, except per share amounts)

	Three Months Ended December 31,			
	2005	2004	$ Change	% Change
	(unaudited)	(unaudited)		
Interest Income				
Loans, including fees	$ 29,210	$ 19,205	$ 10,005	52%
Investment securities	3,091	2,300	791	34%
Total Interest Income	32,301	21,505	10,796	50%
Interest Expense				
Deposits	8,863	4,858	4,005	82%
Other borrowings	4,670	1,890	2,780	147%
Total Interest Expense	13,533	6,748	6,785	101%
Net Interest Income	18,768	14,757	4,011	27%
Provision for loan losses	536	731	(195)	-27%
Net interest income after provision for loan losses	18,232	14,026	4,206	30%
Other Income				
Fees and service charges	227	416	(189)	-45%
Gain on sale of SBA loans and SBA broker fee income	548	659	(111)	-17%
Net gain on sale of investment securities and non-SBA loans	262	181	81	45%
Other income	86	146	(60)	-41%
Total Other Income	1,123	1,402	(279)	-20%
Gross Operating Income	19,355	15,428	3,927	25%
Operating Expenses				
Salaries and benefits	7,011	5,085	1,926	38%
Occupancy and equipment	2,129	1,342	787	59%
Other operating expenses	2,872	2,128	744	35%
Total Operating Expenses	12,012	8,555	3,457	40%
Earnings before income taxes	7,343	6,873	470	7%
Income tax provision	2,886	2,810	76	3%
Net Earnings	$ 4,457	$ 4,063	$ 394	10%
Weighted average shares outstanding used in diluted EPS calculation	9,637,983	9,396,669		
Earnings per common share				
Basic	$ 0.46	$ 0.46	$ (0.00)	0%
Diluted	$ 0.44	$ 0.43	$ 0.01	2%
Efficiency Ratio	60%	53%		

6

VINEYARD NATIONAL BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EARNINGS

(dollars in thousands, except per share amounts)

	Year Ended December 31,			
	2005	2004	$ Change	% Change
	(unaudited)	(audited)		
Interest Income				
Loans, including fees	$ 98,303	$ 66,374	$ 31,929	48%
Investment securities	12,556	8,682	3,874	45%
Total Interest Income	110,859	75,056	35,803	48%
Interest Expense				
Deposits	28,008	15,742	12,266	78%
Other borrowings	15,337	6,312	9,025	143%
Total Interest Expense	43,345	22,054	21,291	97%
Net Interest Income	67,514	53,002	14,512	27%
Provision for loan losses	1,886	4,881	(2,995)	-61%
Net interest income after provision for loan losses	65,628	48,121	17,507	36%
Other Income				
Fees and service charges	1,413	1,783	(370)	-21%
Gain on sale of SBA loans and SBA broker fee income	2,903	2,973	(70)	-2%
Net gain on sale of investment securities and non-SBA loans	660	388	272	70%
Other income	329	313	16	5%
Total Other Income	5,305	5,457	(152)	-3%
Gross Operating Income	70,933	53,578	17,355	32%
Operating Expenses				
Salaries and benefits	21,802	16,712	5,090	30%
Occupancy and equipment	7,266	4,810	2,456	51%
Other operating expenses	9,678	8,400	1,278	15%
Total Operating Expenses	38,746	29,922	8,824	29%
Earnings before income taxes	32,187	23,656	8,531	36%
Income tax provision	13,276	9,669	3,607	37%
Net Earnings	$ 18,911	$ 13,987	$ 4,924	35%
Weighted average shares outstanding used in				
diluted EPS calculation	9,744,474	8,929,760		
Earnings per common share				
Basic	$ 1.97	$ 1.72	$ 0.25	15%
Diluted	$ 1.89	$ 1.55	$ 0.34	22%
Efficiency Ratio	53%	51%		

VINEYARD NATIONAL BANCORP AND SUBSIDIARY
FINANCIAL PERFORMANCE
(unaudited)
(dollars in thousands)

	For the Three Months Ended December 31,					
	2005			2004		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets						
Gross Loans	$ 1,344,021	$ 29,210	8.62%	$ 1,034,893	$ 19,205	7.38%
Investment securities [3]	286,063	3,091	4.29%	230,247	2,300	3.97%
Total interest-earning assets	1,630,084	32,301	7.86%	1,265,140	21,505	6.76%
Other assets	73,119			54,055		
Less: allowance for possible loan losses	(14,371)			(12,466)		
Total average assets	$ 1,688,832			$ 1,306,729		
Liabilities and Stockholders' Equity						
Interest-bearing deposits [4]	$ 1,028,303	8,863	3.42%	$ 835,130	4,858	2.31%
FHLB advances and other borrowings	290,925	2,986	4.07%	204,600	1,065	2.07%
Junior subordinates debentures	96,913	1,684	6.89%	61,950	825	5.30%
Total interest-bearing liabilities	1,416,141	13,533	3.79%	1,101,680	6,748	2.44%
Demand deposits	160,810			125,539		
Other liabilities	9,904			6,836		
Total average liabilities	1,586,855			1,234,055		
Preferred stock equity	9,665			-		
Common stock equity, net of cumulative other comprehensive loss	92,312			72,674		
Stockholders' equity	101,977			72,674		
Total liabilities and stockholders' equity	$ 1,688,832			$ 1,306,729		
Net interest spread [5]			4.07%			4.32%
Net interest margin [6]		$ 18,768	4.57%		$ 14,757	4.64%
Return on Average Assets			1.05%			1.24%
Return on Average Common Equity			19.16%			22.24%
Return on Average Total Equity			17.34%			22.24%
Net Charge-off's/Average Gross Loans			0.00%			0.00%

(Footnotes on following page)

VINEYARD NATIONAL BANCORP AND SUBSIDIARY

FINANCIAL PERFORMANCE

(unaudited)

(dollars in thousands)

| | For the Year Ended December 31, | | | | | |
| | 2005 | | | 2004 | | |
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets						
Gross Loans	$ 1,210,673	$ 98,303	8.12%	$ 908,829	$ 66,374	7.30%
Investment securities [3]	298,295	12,556	4.21%	215,053	8,682	4.04%
Total interest-earning assets	1,508,968	110,859	7.35%	1,123,882	75,056	6.68%
Other assets	66,376			47,747		
Less: allowance for possible loan losses	(13,737)			(10,472)		
Total average assets	$ 1,561,607			$ 1,161,157		
Liabilities and Stockholders' Equity						
Interest-bearing deposits [4]	$ 934,362	28,008	3.00%	$ 708,997	15,742	2.22%
FHLB advances and other borrowings	296,178	9,985	3.37%	216,690	3,682	1.70%
Junior subordinates debentures	84,089	5,352	6.36%	54,080	2,630	4.86%
Total interest-bearing liabilities	1,314,629	43,345	3.30%	979,767	22,054	2.25%
Demand deposits	141,380			115,045		
Other liabilities	9,122			6,749		
Total average liabilities	1,465,131			1,101,561		
Preferred stock equity	6,861			10,705		
Common stock equity, net of cumulative other comprehensive loss	89,615			48,891		
Stockholders' equity	96,476			59,596		
Total liabilities and stockholders' equity	$ 1,561,607			$ 1,161,157		
Net interest spread [5]			4.05%			4.43%
Net interest margin [6]		$ 67,514	4.47%		$ 53,002	4.72%
Return on Average Assets			1.21%			1.20%
Return on Average Common Equity			21.10%			28.61%
Return on Average Total Equity			19.60%			23.47%
Net Charge-off's/Average Gross Loans			0.01%			0.03%

(3) The yield for investment securities is based on historical amortized cost balances.

(4) Includes savings, NOW, money market and time certificate of deposit accounts.

(5) Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(6) Net interest margin is computed by dividing net interest income by total average earning assets.